SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              Alterra Heathcare Corp.
                                (Name of Issuer)

                 Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   02146C104
                                 (CUSIP Number)

                                 December 31, 2000
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 02146C104

1.   Name of Reporting Person:

     HBK Investments L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware

               5.   Sole Voting Power: 2,456,372 (1)(2)(3)(4)(5)
Number of
Shares
Beneficially   6.   Shared Voting Power:  0
Owned By
Each
Reporting      7.   Sole Dispositive Power: 2,456,372 (1)(2)
Person
With
               8.   Shared Dispositive Power:  0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

	2,456,372 (1)(2)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9): 9.99%

12.  Type of Reporting Person: PN

--------------
(1) Represents 2,456,372 shares (the "Shares") that may be acquired within 60 days upon conversion of $11,370,000 principal amount of the Issuer's 6.75% Convertible Subordinated Debentures due 2006 (the "6.75% Debentures") and of $35,096,000 principal amount of the Issuer's 9.75% Convertible Subordinated Debentures due 2007 (the "9.75% Debentures") held by HBK Master Fund L.P. ("Master"). Pursuant to an Investment Management Agreement, upon conversion by Master of the 6.75% Debentures and the 9.75% Debentures, HBK Investments L.P. ("Investments") will have sole voting and dispositive power over the shares acquired thereby and Master will not have any beneficial ownership of such shares.

(2) Power is exercised by its general partner, HBK Partners II L.P., whose general partner is HBK Management L.L.C.


Item 2(a).   Names of Persons Filing.

     Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13G Statement is hereby filed by HBK Investments L.P., a Delaware limited partnership (the "Reporting Person"). Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): HBK Partners II L.P., a Delaware limited partnership ("Partners II"), HBK Management L.L.C., a Delaware limited liability company ("Management") and Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, Richard L. Booth, David C. Haley and Jamiel A. Akhtar, members of Management, who may control Management ("Managers"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

Item 2(e).   CUSIP Number.

     The CUSIP number of the Shares is  02146C104.

Item 4.   Ownership.

     (a) - (b)

     Reporting Person

     Pursuant to an Investment Management Agreement with Master, Investments may, pursuant to Rule 13d-3(a), be deemed to be the beneficial owner of the Shares.

     Controlling Persons

     Because of its position as the sole general partner of Investments, Partners II may be deemed to be the beneficial owner of the Shares.

     Each of (1) Management, as sole general partner of Partners II, and (2) the Managers, as the controlling persons of Management, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of the Shares.

     To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (c)

     Reporting Persons

     Pursuant to an Investment Management Agreement with Master, and acting through its general partner, Partners II, Investments has the sole power to vote or direct the vote and to dispose or to direct the disposition of the Shares.

     Controlling Persons

     Acting through its general partner, Management, and in its capacity as the general partner of Investments, Partners II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares.

     In its capacity as the general partner of Partners II, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares.

     Managers

     In their capacity as controlling persons of Management, the Managers have the shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares.

Item 5.   Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Under an Investment Management Agreement with Master, Investments has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

Not applicable.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:     February 14, 2001


                              HBK INVESTMENTS L.P.


                              By:  /s/ Kevin O'Neal
                                   Kevin O'Neal (1)




(1) An Authorization Certificate authorizing Kevin O'Neal to act on behalf of HBK Investments L.P. has previously been filed.